PINE VALLEY PROVIDES UPDATE ON FINES RECOVERY IN WASHPLANT

An independent consulting firm has been engaged to identify and recommend improvements

VANCOUVER, BRITISH COLUMBIA, October 6, 2006 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) (the “Company” or “Pine Valley”) provides an update on the recovery of fine coal in its washplant, as disclosed in its last Management’s Discussion & Analysis dated August 11, 2006. The Company has continued to realize recoveries of fine coal that are lower than anticipated in the Company’s Technical Report dated March 30, 2006 as filed on SEDAR. This is having a material impact on operating results. An independent consulting firm has been engaged to study the Company’s coal washing and handling processes in order to identify and recommend methods to improve the washplant’s overall coal recovery. An initial study by this consulting firm has identified areas whereby likely recovery improvements can be achieved and the Company plans to continue with this work to amend the current plant design as well as perform a more detailed study and analysis to improve the plant yield. These plans may involve capital expenditures, the value of which will not be available until more detailed work has been undertaken.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under  the Company’s existing debt arrangements and its debt service requirements and the other  risk factors  discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated June 21, 2006.

PINE VALLEY MINING CORPORATION

“Robert Bell”

Robert Bell

President and Chief Executive Officer

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Contacts:

Robert (Bob) Bell

Martin Rip

President & Chief Executive Officer

Vice President Finance and CFO

(604) 682-4678

(604) 682-4678

Vancouver, British Columbia, Canada

Vancouver, British Columbia, Canada

Company e-mail contact:  pinevalley@pinevalleycoal.com